

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 7, 2022

Stephen T. Worland, Ph.D.
Chief Executive Officer
eFFECTOR Therapeutics, Inc.
142 North Cedros Avenue, Suite B
Solana Beach, California 92075

      **Re: eFFECTOR Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 1, 2022
           File No. 333-267221**

Dear Dr. Worland:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Matt Bush, Esq.